Exhibit 99.2

Unaudited Condensed Interim Consolidated Financial Statements of
Triple Flag Precious Metals Corp.

For the three and nine months ended September 30, 2025

(Expressed in United States Dollars)

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Balance Sheets

($US thousands) (unaudited)	As at September 30, 2025	As at December 31, 2024

ASSETS
Cash and cash equivalents	$8,914	$36,245
Amounts receivable and other (Note 5)	19,725	16,953
Prepaid gold interests (Note 6)	16,543	14,252
Investments (Note 7)	15,507	3,010
Inventory	—	3,835
Income tax receivable	518	1,066
Loan receivable	2,042	284
Current assets	63,249	75,645

Mineral interests (Note 8)	1,935,627	1,646,634
Prepaid gold interests (Note 6)	38,385	35,287
Deferred income tax	5,981	8,446
Loan receivable	—	1,500
Other assets	3,067	2,467
Non-current assets	1,983,060	1,694,334

TOTAL ASSETS	$2,046,309	$1,769,979

LIABILITIES AND EQUITY
Liabilities
Amounts payable and other liabilities	$31,280	$23,090
Income tax payable	6,097	3,718
Lease obligation	368	318
Current liabilities	37,745	27,126

Deferred income tax	7,346	2,934
Lease obligation	1,129	1,373
Debt (Note 9)	13,000	—
Other non-current liabilities	5,832	2,826
Non-current liabilities	27,307	7,133

Shareholders’ equity
Share capital (Note 12)	1,865,081	1,744,341
Retained earnings (deficit)	100,732	(23,773)
Other	15,444	15,152
	1,981,257	1,735,720

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$2,046,309	$1,769,979

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Comprehensive Income

	For the three months ended September 30,		For the nine months ended September 30,
($US thousands, except per share information) (unaudited)	2025	2024	2025	2024

Revenue (Note 14)	$93,456	$73,669	$269,788	$194,778

Cost of sales
Cost of sales excluding depletion	(10,769)	(15,514)	(33,605)	(29,584)
Depletion	(18,628)	(21,492)	(59,854)	(56,368)
Gross profit	64,059	36,663	176,329	108,826

General administration costs (Note 10)	(7,894)	(5,144)	(21,651)	(17,129)
Business development costs (Note 10)	(1,442)	(851)	(3,479)	(3,039)
Impairment reversal (charges) and expected credit losses (Notes 8 and 13)	1,800	—	4,300	(148,034)
Operating income (loss)	56,523	30,668	155,499	(59,376)

Increase in fair value of investments and prepaid gold interests (Notes 6 and 7)	13,013	1,780	25,546	5,526
Gain on disposition of mineral interests	1,356	—	1,356	—
Finance costs, net	(1,382)	(1,499)	(2,884)	(4,172)
Sustainability initiatives	(123)	(38)	(313)	(431)
Foreign currency translation (loss) gain	(490)	10	(465)	105
Other expenses	—	—	—	(1,766)
Other income (expenses)	12,374	253	23,240	(738)

Earnings (loss) before income taxes	68,897	30,921	178,739	(60,114)
Income tax expense	(6,981)	(1,272)	(15,566)	(4,250)
Net earnings (loss)	$61,916	$29,649	$163,173	$(64,364)

Earnings (loss) per share (Note 11)
Basic	$0.30	$0.15	$0.81	$(0.32)
Diluted	$0.30	$0.15	$0.80	$(0.32)

Net earnings (loss)	$61,916	$29,649	$163,173	$(64,364)
Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods
(Decrease) increase in fair value of derivatives designated as cash flow hedge (Note 4)	$(335)	—	$1,493	—
Tax recovery (expense) relating to changes In fair value of derivatives (Note 4)	88	—	(396)	—
Other comprehensive (loss) income	(247)	—	1,097	—
Total comprehensive income (loss)	$61,669	$29,649	$164,271	$(64,364)

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Cash Flows

	For the three months ended September 30,		For the nine months ended September 30,
($US thousands) (unaudited)	2025	2024	2025	2024

Operating activities
Net earnings (loss)	$61,916	$29,649	$163,173	$(64,364)
Adjustments for the following items:
Depletion	18,628	21,492	59,854	56,368
Non-cash cost of sales from prepaid gold interests (Note 6)	3,839	9,494	13,018	14,130
Amortization	84	86	256	261
Impairment (reversal) charges and expected credit losses	(1,800)	—	(4,300)	148,034
Gain on disposal of mineral interests	(1,356)	—	(1,356)	—
Increase in fair value of investments and prepaid gold interests (Notes 6 and 7)	(13,013)	(1,780)	(25,546)	(5,526)
Stock-based compensation (recovery) expense	—	(795)	292	259
Income tax expense	6,981	1,272	15,566	4,250
Finance and other costs, net	1,867	1,513	3,369	4,096
Operating cash flow before working capital and taxes	77,146	60,931	224,326	157,508
Income taxes paid, net	(1,971)	(1,858)	(8,485)	(6,735)
Change in working capital (Note 16)	6,191	2,725	7,494	(743)
Operating cash flow	81,366	61,798	223,335	150,030

Investing activities
Acquisition of mineral interests (Note 8)	(150,908)	(53,825)	(218,419)	(57,489)
Proceeds on disposal of mineral interests	2,000	—	2,000	366
Proceeds on sale of investments	308	—	1,796	2,847
Recovery (acquisition) of loan receivables	1,800	—	4,300	(14,639)
Acquisition of prepaid gold interests and investments (Notes 6 and 7)	(7,307)	(6,951)	(7,307)	(13,281)
Net cash used in investing activities	(154,107)	(60,776)	(217,630)	(82,196)

Financing activities
Proceeds from issuance of debt (Note 9)	93,000	53,000	113,000	63,000
Repayments of debt (Note 9)	(80,000)	(38,000)	(100,000)	(85,000)
Proceeds from exercise of stock options and warrants	—	374	146	1,758
Normal course issuer bid ("NCIB") purchase of common shares (Note 12)	—	(1,464)	(8,018)	(5,046)
Dividends paid (Note 12)	(11,877)	(11,080)	(33,968)	(32,205)
Repayments and interest on lease obligation	(136)	(102)	(357)	(330)
Payment of interest	(1,054)	(1,171)	(2,197)	(3,770)
Debt issue costs	—	—	(1,633)	—
Net cash (used in) from financing activities	(67)	1,557	(33,027)	(61,593)
Effect of exchange rate changes on cash and cash equivalents	(48)	(40)	(9)	(18)
(Decrease) increase in cash and cash equivalents during the period	(72,856)	2,539	(27,331)	6,223
Cash and cash equivalents at beginning of the period	81,770	21,063	36,245	17,379
Cash and cash equivalents at end of the period	$8,914	$23,602	$8,914	$23,602

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Condensed Interim Consolidated Statements of Changes in Equity

($US thousands, except share information) (unaudited)	Common Shares	Share Capital	Retained Earnings (Deficit)	Accumulated other comprehensive income	Other	Total

At January 1, 2024	201,353,962	$1,749,180	$46,831	$—	$14,730	$1,810,741

Issuance of shares from exercise of stock options	438,680	175	—	—	—	175
NCIB purchase of common shares and automatic share purchase plan ("ASPP") (Note 12)	(375,800)	(3,357)	(1,689)	—	—	(5,046)
Stock-based compensation expense	—	—	—	—	259	259
Net loss	—	—	(64,364)	—	—	(64,364)
Dividends	—	—	(32,205)	—	—	(32,205)
Balance at September 30, 2024	201,416,842	$1,745,998	$(51,427)	$—	$14,989	$1,709,560

At January 1, 2025	201,211,843	$1,744,341	$(23,773)	$—	$15,152	$1,735,720

Issuance of shares from exercise of stock options	204,634	(1,253)	—	—	—	(1,253)
Shares issued to Orogen shareholders	5,633,629	125,311	—	—	—	125,311
NCIB purchase of common shares and ASPP (Note 12)	(488,600)	(3,318)	(4,700)	—	—	(8,018)
Stock-based compensation expense	—	—	—	—	292	292
Net earnings	—	—	163,173	—	—	163,173
Dividends	—	—	(33,968)	—	—	(33,968)
Other comprehensive income	—	—	—	1,097	—	1,097
Reclassification of hedge reserve to cost of acquired asset	—	—	—	(1,097)	—	(1,097)
Balance at September 30, 2025	206,561,506	$1,865,081	$100,732	$—	$15,444	$1,981,257

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

1. Nature of operations

Triple Flag Precious Metals Corp. (“TF Precious Metals”) was incorporated on October 10, 2019, under the Canada Business Corporations Act. TF Precious Metals is domiciled in Canada and the address of its registered office is 161 Bay Street, Suite 4535, Toronto, Ontario, M5J 2S1, Canada.

The condensed interim consolidated financial statements of TF Precious Metals for the three and nine months ended September 30, 2025 and 2024, comprise TF Precious Metals and its wholly owned subsidiaries (together, the “Company” or “Triple Flag”).

The Company is a precious metals streaming and royalty company. Its revenues are largely generated from a diversified portfolio of properties in Australia, Canada, Colombia, Côte d’Ivoire, Mexico, Mongolia, Peru, South Africa and the United States.

2. Basis of presentation

These condensed interim consolidated financial statements of TF Precious Metals and its subsidiaries have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting.

These condensed interim consolidated financial statements should be read in conjunction with TF Precious Metals’ most recently issued audited financial statements for the years ended December 31, 2024 and 2023 (“2024 Annual Financial Statements”), which include information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s material accounting policies were presented in Note 3 to the 2024 Annual Financial Statements and have been consistently applied in the preparation of these condensed interim consolidated financial statements. Certain comparative figures have been reclassified to conform to current year presentation. There were no new accounting standards effective January 1, 2025, that had a material impact to the Company’s financial statements as at September 30, 2025. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors of TF Precious Metals on November 4, 2025.

3. Critical accounting estimates and judgments

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2024 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these condensed interim consolidated financial statements, please refer to Note 4 of the 2024 Annual Financial Statements.

Impairment

As at September 30, 2025, the Company did not identify any indicators of impairment or indicators of impairment losses previously recognized which should be reversed or partially reversed, other than as described below.

Nevada Copper experienced financial distress and filed for Chapter 11 bankruptcy in June 2024. As a result, Triple Flag conducted an impairment analysis and concluded that the recoverable amount of the Pumpkin Hollow stream and loan was nil, resulting in a $104.1 million impairment charge for the nine months ended September 30, 2024. Although the stream was eliminated with no material recovery after the Pumpkin Hollow asset sale, Triple Flag’s royalty interests in other projects at Pumpkin Hollow remained intact and unimpaired.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Following Elevation Gold Mining Corp.’s (“Elevation”) financial difficulties, suspension of obligations, and CCAA filing in July 2024, Triple Flag conducted an impairment analysis and concluded the recoverable amount of the Moss stream and loans was nil, resulting in a $40.1 million impairment and credit loss charge in the nine months ended September 30, 2024.

During the three and nine months ended September 30, 2025, Triple Flag recorded a reversal of impairment losses amounting to $1.8 million and $4.3 million, respectively, relating to the previous impairments taken on the Elevation loan receivables, following a recovery under a formal CCAA process. The impairment reversal was recognized in profit or loss under “Impairment (reversal) charges and expected credit losses”.

4. Key developments

Acquisition of Minera Florida Royalties (1.5% and 0.8% net smelter returns (“NSR”) royalties)

On August 27, 2025, Triple Flag acquired a portfolio of royalties (the “Minera Florida Royalties”) on the Minera Florida gold mine in Chile, operated by Pan American Silver Corp., from unrelated third parties, for total cash consideration of $23.0 million. The portfolio consists of a 0.8% NSR royalty on the Agua Fria concessions, a 1.5% NSR royalty on the Mila concessions, and a 1.5 % NSR royalty on the Los Moscos and Piche concessions.

Acquisition of Orogen Royalties Inc. (“Orogen”)

On July 9, 2025, Triple Flag completed the acquisition of all the issued and outstanding common shares of Orogen pursuant to a plan of arrangement (the “Transaction”). Triple Flag paid in aggregate C$171.5 million in cash and issued 5,633,629 Triple Flag common shares to Orogen shareholders. All of Orogen’s royalty assets, except for the 1.0% NSR royalty on the Arthur gold project (formerly the Expanded Silicon gold project) in Nevada, were spun off to a separate publicly traded company (“Orogen Spinco”) as part of the Transaction. In conjunction with the completion of the transaction, Triple Flag invested C$10.0 million to acquire 6,756,757 common shares (an approximate ownership interest of 11%) of Orogen Spinco. Subsequent to the acquisition, Orogen Royalties Inc. was renamed to Triple Flag Nevada Inc. and Orogen Spinco assumed the name of Orogen Royalties Inc.

The balances acquired in the Transaction and components of the consideration were as follows:

As at July 9,2025
Cash and cash equivalents	$8,754
Amounts receivable	277
Arthur gold project royalty	255,839
Investment in Orogen Spinco	7,307
Amounts payable and other liabilities	(5,269)
Income tax payable	(6,420)
Total assets acquired, net of liabilities assumed	$260,488

Number of Triple Flag shares issued to Orogen shareholders	5,633,629

Value of Triple Flag shares issued to Orogen shareholders	$125,311
Cash consideration paid to Orogen shareholders[1]	123,818
Orogen Spinco cash investment	7,307
Transaction costs	4,052
Purchase consideration	$260,488
1.	Net of forward exchange gain of $1.1 million

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

On April 23, 2025, Triple Flag entered into foreign exchange forward contracts for the anticipated acquisition of Orogen, as announced on April 22, 2025.  These foreign exchange forward contracts, designated as cash flow hedges, had a combined notional value to sell US$130.4 million and buy C$180.0 million, at a forward contract rate of approximately US$/C$ of 1.38 on July 8, 2025. The fair value of the foreign exchange forward contracts upon closing, net of tax, resulted in a gain of $1.1 million, which was recorded within mineral interests.

Acquisition of an additional 1.5% gross revenue (“GR”) royalty on the Johnson Camp Mine

On June 26, 2025, Triple Flag acquired a 1.5% GR royalty from Greenstone Excelsior Holdings L.P (“Greenstone”) on the Johnson Camp Mine in Arizona, United States, operated by Gunnison Copper Corp. (“Gunnison”) for total cash consideration of $4.0 million. This royalty is in addition to the pre-existing 1.5% GR royalty which Triple Flag already owns on the Johnson Camp Mine.

Acquisition of 0.5% GR royalty on the Tres Quebradas lithium project

On March 19, 2025, Triple Flag completed the acquisition of an existing 0.5% GR royalty from Lithium Royalty Corp. for total cash consideration of $28.0 million. The royalty covers all mineral properties comprising the Tres Quebradas lithium project. Tres Quebradas, located in Catamarca province, Argentina, is 100%-owned and operated by Zijin Mining Group Co., Ltd. through its subsidiary Liex SA.

Acquisition of 5% silver and gold streams on Arcata and Azuca mines

On February 27, 2025, Triple Flag completed the acquisition of 5% silver and gold streams on each of the Arcata and Azuca mines (the “Sierra Sun Streams”) operated by Sierra Precious Metals S.A.C., for total cash consideration of $35.0 million. Triple Flag will make ongoing payments of 10% of the spot silver and gold price for each ounce delivered under the Sierra Sun Streams. The Sierra Sun Streams cover the existing mining and exploration licenses for the Arcata and Azuca mines, both located in Peru, for the life of the operations. There is no step-down in stream rates.

Acquisition of 3% gold streams on Agbaou and Bonikro

On August 14, 2024, Triple Flag completed the acquisition of 3% gold streams on each of the Agbaou and Bonikro mines (the “Allied Streams”) operated by Allied Gold Corp. (“Allied”) and also acquired the right to purchase metal based on production from January 1, 2024, to August 14, 2024 (“initial ounces”), for a total cash consideration of $53.0 million. Triple Flag will make ongoing payments of 10% of the spot gold price for each ounce delivered under the streams. The streams cover the existing mining and exploration licenses for the Agbaou and Bonikro mines, both located in Cote d’Ivoire.

The Agbaou gold stream will step down to 2% payable gold after the delivery of 29,000 ounces of gold, and the Bonikro gold stream will step down to 2% payable gold after the delivery of 39,300 ounces of gold. From 2024 to 2027, both streams are subject to a period of annual minimum deliveries. Under the Agbaou stream, an annual minimum of 2,500 to 2,750 ounces will be delivered and under the Bonikro stream, an annual minimum of 3,500 to 4,200 ounces will be delivered. A parent guarantee is provided by Allied under the terms of the respective stream agreements.

The total cash consideration of $53.0 million was comprised of $46.1 million relating to the Allied Streams and $6.9 million to the initial ounces. These ounces were sold prior to the end of the third quarter of 2024.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Acquisition of additional Tamarack royalty

On July 5, 2024, Triple Flag acquired an additional 1.0% NSR royalty from Talon Nickel (USA) LLC (“Talon”), a wholly owned subsidiary of Talon Metals Corp., a TSX-listed company, for total consideration of $8.0 million (“Additional Tamarack Royalty”). The royalty is on Talon’s participating interest in the Tamarack project. The royalty is subject to a buydown right to reduce the Additional Tamarack Royalty to 0.6% for $5.0 million, exercisable for a period of two years, subject to certain conditions. This Additional Tamarack Royalty is in addition to the 1.11% NSR royalty which Triple Flag already owns on the Tamarack project.

Kensington litigation settlement

On March 28, 2024, Triple Flag and Coeur Mining, Inc. (“Coeur”) entered into a settlement agreement to resolve litigation regarding the terms of a royalty held by Triple Flag on Coeur’s Kensington gold mine.

As part of the settlement agreement, Triple Flag received $6.75 million in Coeur shares ($3.0 million received in April 2024, and $3.75 million received in March 2025). The Coeur share consideration is in settlement of royalties in arrears and litigation expenses incurred. As such, the settlement amounts were recognized as revenue and recoupment of costs in the condensed interim consolidated statement of income for the nine months ended September 30, 2024.

5. Amounts receivable and other

As at	September 30, 2025	December 31, 2024
Royalty receivables	$18,053	$16,022
Prepaid expenses	758	664
Value added tax recoverable	914	267
Total amounts receivable and other	$19,725	$16,953

Royalty receivables represent amounts that are generally collected within 60 days of quarter-end. Prepaid expenses largely represent various insurance programs that are in place.

6. Prepaid gold interests

As at	September 30, 2025	December 31, 2024
Auramet	$52,358	$46,082
Steppe Gold	2,570	3,457
Total prepaid gold interests	54,928	49,539
Current portion	16,543	14,252
Non-Current portion	$38,385	$35,287

For the three and nine months ended September 30, 2025, the Company recognized a gain of $7.0 million and $18.4 million, respectively (2024: $1.7 million and $7.3 million), as a result of changes in the fair value of prepaid gold interests.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Auramet

The Prepaid Gold Interest contract requires Auramet to deliver 1,250 ounces of gold to Triple Flag per quarter. Triple Flag is required to make ongoing cash payments equal to 16% of the spot gold price for each gold ounce delivered. On September 27, 2031, and after 50,000 ounces of gold have been delivered, Auramet will have the option to terminate the prepaid interest agreement. The remaining contractual ounces to be delivered as of September 30, 2025, are 28,750 ounces of gold. The Auramet Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

Steppe Gold

On March 15, 2024, Triple Flag and Steppe Gold Ltd. (“Steppe Gold”) agreed to amend and restate the Steppe Gold Prepaid Gold Interest Agreement such that the Company made a further cash payment of $5.0 million in exchange for delivery of 2,650 ounces of gold. The Steppe Gold Prepaid Gold Interest is accounted for as a financial asset at fair value through profit or loss and is classified as level 3 of the fair value hierarchy.

On February 13, 2025, Triple Flag received a delivery of 1,000 ounces of gold under the Steppe Gold Prepaid Gold Interest Agreement. Subsequently, Steppe Gold did not make delivery of the remaining 1,650 gold ounces and defaulted on their obligation under the amended and restated agreement. On March 17, 2025, Triple Flag filed a statement of claim in the Ontario Superior Court of Justice demanding immediate delivery of the outstanding 1,650 gold ounces, or contractual damages owed, under the Steppe Gold Prepaid Gold Interest Agreement.

The fair value of the prepaid gold interest as of September 30, 2025, was estimated by considering the credit risk associated with the financial asset due to the ongoing contractual dispute.

For the three and nine months ended September 30, 2025, Steppe Gold is also in arrears on stream deliveries of gold and silver production at the Altan-Tsagaan Ovoo (“ATO”) mine in Mongolia under the signed Steppe Gold Stream Agreement. On September 10, 2025, Triple Flag International, a subsidiary of Triple Flag Precious Metals, issued, through its counsel, a demand letter to Steppe Gold requiring delivery of outstanding ounces under the Steppe Gold Stream Agreement. On October 7, 2025, Triple Flag International filed a Request for Arbitration, under the Steppe Gold Stream Agreement, with the International Court of Arbitration of the International Chamber of Commerce, requesting specific performance of the sale and delivery of the outstanding gold and silver, currently at 1,139 ounces of gold and 8,332 ounces of silver.

7. Investments

Investments comprise equity interests and warrants in publicly traded and private companies.  Equity interests and warrants in publicly traded and private companies have been recorded at fair value.  The fair value of public equity investments is classified as level 1 of the fair value hierarchy, using quoted prices in active markets. The fair value of private equity investments is classified as level 3, as the relevant observable inputs are not available.  The fair value of the level 1 investments is $13.9 million (2024: $1.4 million) and the fair value of the level 3 investments is $1.6 million (2024: $1.6 million).

For the three and nine months ended, September 30, 2025, the Company recognized a gain of $5.8 million and $7.0 million, respectively (2024: $0.04 million and a loss of $1.7 million) as a result of changes in fair value of investments.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

8. Mineral interests

September 30, 2025	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2025	$1,404,393	$846,879	$2,251,272
Additions[2]	35,136	311,648	346,784
Disposals	—	(644)	(644)
As at September 30, 2025	$1,439,529	$1,157,883	$2,597,412

Accumulated depletion and impairments
As at January 1, 2025	$(487,633)	$(117,005)	$(604,638)
Depletion	(39,136)	(18,011)	(57,147)
As at September 30, 2025	$(526,769)	$(135,016)	$(661,785)
Carrying value	$912,760	$1,022,867	$1,935,627

December 31, 2024	Mineral Streams	Royalties	Total[1]
Cost
As at January 1, 2024	$1,357,954	$835,460	$2,193,414
Additions[3]	46,439	11,785	58,224
Disposals	—	(366)	(366)
As at December 31, 2024	$1,404,393	$846,879	$2,251,272

Accumulated depletion and impairments
As at January 1, 2024	$(337,290)	$(83,071)	$(420,361)
Depletion	(47,735)	(29,496)	(77,231)
Impairment charges[4]	(102,608)	(4,438)	(107,046)
As at December 31, 2024	$(487,633)	$(117,005)	$(604,638)
Carrying value	$916,760	$729,874	$1,646,634
1.	Includes $1,010 million (2024: $1,042 million) of depletable mineral interest and $927 million (2024: $605 million) of non-depletable mineral interest. Included within non-depletable mineral interest is $300 million (2024: $300 million) of exploration and evaluation assets, as defined by IFRS 6 Exploration for and Evaluation of Mineral Resources. No additions, disposals or impairments related to these assets in 2025 (2024: nil) Consequently, there were no cash flows related to these assets for the three and nine months ended September 30, 2025, and 2024.
2.	Largely reflects the acquisition of the Arthur gold project ($255.8 million), the Minera Florida royalties ($23.1 million), the Sierra Sun Streams ($35.4 million), the Tres Quebradas lithium project GR royalty ($28.7 million) and the additional 1.5% GR royalty on the Johnson Camp Mine ($4.0 million).
3.	Largely reflects the acquisition of the Agbaou stream ($19.9 million), Bonikro stream ($26.5 million), an additional Tamarack royalty ($8.0 million) and funding for the Prieska royalty ($3.4 million).
4.	Includes impairment charges for the Nevada Copper stream ($83.9 million), the Elevation stream ($18.7 million), and other royalty interests ($4.4 million).

9. Debt

Revolving Credit Facility

The Revolving Credit Facility (“Credit Facility”) is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of mineral interests and other assets. The Company has a Credit Facility of $700 million with an additional uncommitted accordion of up to $300 million maturing on April 22, 2029. The Credit Facility is secured by TF Precious Metals under a General Security Agreement.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Advances under the Credit Facility can be drawn as follows:

●	Base rate loans with interest payable monthly at the greater of (a) the aggregate of (i) the Federal Funds Effective Rate and (ii) 1/2 of 1.0% per annum and (b) the Base Rate Canada, plus between 0.45% and 1.75% per annum depending upon the Company’s leverage ratio; or
●	SOFR loans for periods of one, two, three or six months with interest payable at a rate of SOFR, plus between 1.45% and 2.75% per annum, depending on the Company’s leverage ratio.

As at September 30, 2025, the Company had an outstanding balance on its Credit Facility of $13.0 million (2024: nil). Finance costs for the three and nine months ended September 30, 2025, were $1.4 million and $3.3 million, respectively (2024: $1.5 million and $4.5 million), including interest charges and standby fees. The Credit Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios. As at September 30, 2025, all such ratios and requirements were met.

10. Operating expenses by nature1

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Employee costs[2,3]	$6,421	$3,230	$17,972	$12,905
Office, insurance and other expenses	1,003	1,483	3,260	4,268
Professional services[3]	1,912	1,282	3,898	2,995
Total general administration and business development costs	$9,336	$5,995	$25,130	$20,168

1.Includes general administration costs and business development costs.

2.

Includes share-based compensation expense for the three and nine months ended September 30, 2025 of $5.1 million and $13.6 million, respectively (2024: $0.3 million reversal and $3.8 million expense), of which $3.8 million and $9.0 million, respectively (2024: $0.4 million and $1.5 million) related to mark-to-market remeasurements as a result of increases in the Company’s share price over the respective periods.

3.Certain costs have been presented within business development costs due to their nature.

11. Earnings (loss) per share – basic and diluted

	For the three months ended September 30,
	2025		2024
	Basic	Diluted	Basic	Diluted
Net earnings	$61,916	$61,916	$29,649	$29,649
Weighted average shares outstanding	206,044,876	206,656,475	201,456,258	202,069,853
Earnings per share	$0.30	$0.30	$0.15	$0.15

	For the nine months ended September 30
	2025		2024
	Basic	Diluted	Basic	Diluted
Net earnings (loss)	$163,173	$163,173	$(64,364)	$(64,364)
Weighted average shares outstanding	202,626,906	203,128,137	201,282,930	201,282,930
Earnings (loss) per share	$0.81	$0.80	$(0.32)	$(0.32)

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

12. Shareholders’ equity

Share capital

The Company is authorized to issue an unlimited number of common and preferred shares. At September 30, 2025, the share capital comprised 206,561,506 common shares with no par value.

	Number of common shares	Share capital
Balance at December 31, 2023	201,353,962	$1,749,180
Exercise of stock options	473,081	(163)
NCIB purchase of common shares and ASPP	(615,200)	(4,676)
Balance at December 31, 2024	201,211,843	$1,744,341
Exercise of stock options	204,634	(1,253)
Shares issued to Orogen shareholders	5,633,629	125,311
NCIB purchase of common shares and ASPP	(488,600)	(3,318)
Balance at September 30, 2025	206,561,506	$1,865,081

In November 2024, Triple Flag received approval from the TSX to renew its NCIB. Under the NCIB, the Company may acquire up to 10,071,642 (2023 NCIB: 10,078,488) of its common shares from time to time in accordance with the NCIB procedures of the TSX. Repurchases under the NCIB are authorized until November 14, 2025. Daily purchases are limited to 39,117 common shares, representing 25% of the average daily trading volume of the common shares on the TSX for the period from May 1, 2024, to October 31, 2024, except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. All common shares that are repurchased by the Company under the NCIB will be cancelled.

For the three and nine months ended September 30, 2025, the Company purchased nil and 488,600 of its common shares under the NCIB (2024: 92,700 and 375,800 common shares) for nil and $8.0 million, respectively (2024: $1.5 million and $5.0 million), of which $4.2 million (2024: $3.3 million) was share capital.

In connection with the NCIB, the Company established an ASPP with the designated broker responsible for the NCIB. The ASPP is intended to allow for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions and customary self-imposed blackout periods. The Company accrued $8.0 million (2024: $8.0 million) for share repurchases under the ASPP for the self-imposed blackout period over the quarter-end reporting period.

Dividends

In the three and nine months ended September 30, 2025, Triple Flag declared and paid dividends totaling $11.9 million and $34.0 million, respectively (2024: $11.1 million and $32.2 million), which equates to an average dividend per share of $0.0575 and $0.0556, respectively (2024: $0.055 and $0.533). For the three and nine months ended September 30, 2025, no shares were issued from treasury for participation in the Dividend Reinvestment Plan (2024: nil).

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

13. Financial instruments

The Company’s financial instruments include cash and cash equivalents, amounts receivable (excluding value added taxes and prepaid expenses), investments, loans receivable, amounts payable and other liabilities (excluding stock-based compensation), lease obligations and debt.

IFRS 9 applies an expected credit loss model to evaluate financial assets for impairment. The Company’s financial assets that are subject to the expected credit risk model include cash and cash equivalents and amounts receivable (excluding value added taxes and prepaid expenses). The amounts receivable (excluding value added taxes and prepaid expenses) are carried at amortized cost and had a carrying value of $18.1 million as at September 30, 2025 (December 31, 2024: $16.0 million).

The Company applies the simplified approach permitted by IFRS 9 for amounts receivable, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. Considering the current turnover and credit risk associated with the amounts receivable (excluding value added taxes and prepaid expenses), the application of the expected credit loss model did not have a significant impact, because the Company determined that the expected credit losses on these financial assets were nominal.

To provide an indication of the reliability of the inputs used in determining fair value, the Company classifies its financial instruments into the three levels prescribed under the accounting standards. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Refer to Note 7 for additional details on the fair value hierarchy classification of investments that are measured at fair value.

The carrying value of amounts receivable (excluding value added taxes and prepaid expenses), cash and cash equivalents, amounts payable and other liabilities (excluding stock-based compensation), and debt approximates their fair value. Investments, loans receivable, and prepaid gold interests are carried at fair value. Financial assets and financial liabilities as at September 30, 2025, and December 31, 2024, were as follows:

		Financial assets	Financial liabilities
As at September 30, 2025	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$8,914	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	18,053	—
Prepaid gold interests	54,928	—	—
Investments	15,507	—	—
Loan receivable	2,042	—	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	18,411
Debt	—	—	13,000
Total	$72,477	$26,967	$31,411

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

		Financial assets	Financial liabilities
As at December 31, 2024	FVTPL	at amortized cost	at amortized cost
Cash and cash equivalents	$—	$36,245	$—
Amounts receivable (excluding value added taxes and prepaid expenses)	—	16,022	—
Prepaid gold interests	49,539	—	—
Investments	3,010	—	—
Loan receivable	1,784	—	—
Amounts payable and other liabilities (excluding stock-based compensation)	—	—	18,167
Total	$54,333	$52,267	$18,167

14. Revenue

Revenue is comprised of the following:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Revenue from contracts with customers
Stream and related interests
Gold	$48,961	$34,263	$137,778	$78,213
Silver	25,321	24,263	74,999	68,915
Other	—	281	—	281
Royalty interests	19,174	14,862	57,011	45,997
Revenue – other	—	—	—	1,372
Total revenues	$93,456	$73,669	$269,788	$194,778

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

Stream and related interests and royalty revenues were mainly earned from the following mineral interests:

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Revenue from contracts with customers
Stream and related interests
Northparkes	$36,698	$16,671	$93,664	$45,159
Cerro Lindo	15,359	17,298	54,067	50,997
Buriticá	7,131	4,538	14,300	9,955
Impala Bafokeng	4,707	3,416	14,053	9,881
Auramet	4,596	3,068	12,444	8,606
Bonikro	3,110	5,038	9,558	5,038
Agbaou	2,215	3,314	7,165	3,314
La Colorada	466	683	3,613	2,822
ATO	—	3,936	2,690	9,716
Other	—	845	1,223	1,921
	$74,282	$58,807	$212,777	$147,409
Royalty interests
Beta Hunt	$3,872	$2,725	$13,274	$8,614
Fosterville	2,579	3,102	8,073	7,385
Young-Davidson	2,312	1,760	6,147	4,691
Florida Canyon	2,172	1,123	5,509	3,334
Camino Rojo	1,392	1,570	5,434	4,361
Agbaou	1,288	405	4,340	2,012
Kensington	1,195	683	3,026	5,851
Stawell	970	985	2,908	2,342
Henty	1,085	600	2,333	1,471
Other	2,309	1,909	5,967	5,936
	$19,174	$14,862	$57,011	$45,997
Revenue from contracts with customers	$93,456	$73,669	$269,788	$193,406
Revenue – other	$—	$—	$—	$1,372
Total revenues	$93,456	$73,669	$269,788	$194,778

During the three and nine months ended September 30, 2025, sales to one financial institution accounted for 83% of the Company’s revenue from stream and related interests (2024: 93% and 86%, respectively). The Company would not be materially affected should this financial institution cease to buy metal credits from the Company as these sales would be redirected to alternative financial institutions.

15. Segment disclosure

The Company’s business is organized into one single operating segment, consisting of acquiring and managing precious metals and other high-quality streams and related interests and royalties. The Company’s chief operating decision-maker, the CEO, makes capital allocation decisions, reviews operating results and assesses performance on a single operating segment basis.

Geographic revenues from the sale of metals acquired from streams and related interests and royalties is determined by the location of the mining operations giving rise to the stream and related interest or royalty.

Triple Flag Precious Metals Corp.

Notes to the Condensed Interim Consolidated Financial Statements (unaudited)

For the three and nine months ended September 30, 2025 and 2024

(Tabular amounts expressed in thousands of US dollars, except share and per share information)

For the three and nine months ended September 30, 2025 and 2024, stream and related interest and royalty revenues were mainly earned from the following jurisdictions:

Revenue by geography

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
Australia	$45,204	$24,756	$120,253	$67,780
Peru	15,482	17,478	54,491	51,544
Africa and Asia	11,320	16,109	37,806	29,961
Other Latin America	9,481	6,998	23,964	17,839
United States	7,963	5,353	21,213	20,718
Canada	4,006	2,975	12,061	6,936
Total revenues	$93,456	$73,669	$269,788	$194,778

16. Change in working capital

	For the three months ended September 30,		For the nine months ended September 30,
	2025	2024	2025	2024
(Increase) decrease in amounts receivable and other assets	$(1,405)	$1,313	$(2,514)	$(1,542)
Decrease (increase) in inventory[1]	643	33	1,129	(709)
Increase in amounts payable and other liabilities	6,953	1,379	8,879	1,508
Change in working capital	$6,191	$2,725	$7,494	$(743)
1.	Excludes depletion

17. Subsequent events

Disposal of 25% silver stream on El Mochito

On October 31, 2025, Triple Flag entered into a binding commitment agreement in respect of the full settlement of the outstanding amounts and deliveries of silver under the silver stream agreement with Kirungu, on the El Mochito mine in Honduras.  Under the agreement, Triple Flag will receive 350,000 ounces of silver at closing and will receive 20 monthly deliveries of 25,000 ounces of silver subsequent to closing.